NO ACT

PE
1-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010636

February 12, 2010

Kenneth W. Wimberly
Corporate Secretary
AMR Corporation
4333 Amon Carter Boulevard
MD 5675
Fort Worth, TX 76155


Received SEC
FEB 12 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Re: AMR Corporation
Incoming letter dated January 21, 2010

Dear Mr. Wimberly:

This is in response to your letter dated January 21, 2010 concerning the shareholder proposal submitted to AMR by Patricia Kennedy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AMR Corporation
Incoming letter dated January 21, 2010

The proposal relates to the chairman of the board.

There appears to be some basis for your view that AMR may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to AMR's request for documentary support indicating that she has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AMR omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



January 21, 2010

BY E-MAIL:
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: AMR Corporation – Exclusion of Shareholder Proposal from John Chevedden

Ladies and Gentlemen:

AMR Corporation, a Delaware corporation ("**Company**"), in connection with its proxy statement and form of proxy for its annual meeting of the Company's shareholders scheduled for May 19, 2010 ("**2010 Proxy Materials**"), is seeking to exclude from its 2010 Proxy Materials the shareholder proposal ("**Proposal**") and supporting statement ("**Supporting Statement**") submitted to the Company by John Chevedden ("**Proponent**") pursuant to §240.14a-8 of Regulation 14A ("**Rule 14a-8**").

We ask the staff of the Division of Corporation Finance of the Securities and Exchange Commission ("**Staff**") to confirm that it will not recommend to the Securities and Exchange Commission ("**Commission**") any enforcement action against the Company based on the exclusion of the Proposal and the Supporting Statement in its entirety from the 2010 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence between the Company and the Proponent to the Staff via email to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), copies of those materials are being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal and Supporting Statement from its 2010 Proxy Materials.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff or the Commission. Accordingly, the Company is taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

A copy of the Proposal and Supporting Statement as well as related correspondence from the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in the Company's view that the Proposal and Supporting Statement may be excluded from the 2010 Proxy Materials because the Proponent failed to establish his eligibility to submit the Proposal in accordance with Rule 14a-8(b).

FACTUAL BACKGROUND

The Company received the Proposal on December 18, 2009. The Proponent's submission did not contain any documentation evidencing the Proponent's ownership of the Company's common stock.

After reviewing its records with the assistance of its transfer agent (Exhibit B), the Company determined that the Proponent is not a record holder of the Company's common stock. Accordingly, on December 22, 2009, within 14 days of its receipt of the Proposal, the Company sent via e-mail and FedEx a letter ("**December 22 Letter**") advising Proponent that, pursuant to Rule 14a-8(f), he had 14 days to demonstrate that he satisfied the ownership eligibility requirements of Rule 14a-8(b). Attached to the December 22 Letter, the Company provided a copy of Rule 14a-8(b) for the Proponent's ease of reference. A copy of the December 22 Letter to the Proponent and evidence of delivery is attached as Exhibit C.

The Company received an e-mail and fax from the Proponent, to which he attached a letter from Fidelity Investments dated December 30, 2009 ("**Broker Letter**") about his ownership of securities in several companies. The Broker Letter indicated that the Proponent had owned "no less than 100.000 shares" of the Company's common stock since January 1, 2008. A copy of the Broker Letter is attached as Exhibit D.

On January 4, 2010, the Company sent to the Proponent via email and FedEx a second letter ("**January 4 Letter**") requesting proof of his ownership of shares sufficient to meet the eligibility requirements of Rule 14a-8(b). The January 4 Letter explained that the Broker Letter did not verify the Proponent's continuous ownership of $2,000 in market value, or 1%, of the Company's securities for one year as of the date the Proposal was submitted, because the Broker Letter established only that the Proponent owned no less than 100 shares. The Broker letter did not indicate whether the Proponent owned exactly 100 shares, or some number more than 100 shares. The January 4 Letter explained that if the Proponent owned exactly 100 shares of the Company's common stock, the value and percentage represented by those shares did not satisfy the minimum requirements of Rule 14a-8(b). The January 4 Letter included another copy of Rule 14a-8(b) for the Proponent's ease of reference. A copy of the January 4 Letter and evidence of delivery is attached as Exhibit E.

The Proponent failed to respond to the Company's January 4 Letter.

ANALYSIS

The Proponent does not meet the ownership eligibility requirements of Rule 14a-8(b)

Rule 14a-8(b)(1) provides, in part, that to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted.

Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number of value of the company's securities, the shareholder may verify ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership. The Proponent does not appear in the company's records as a registered holder. Based on the Broker Letter, it appears that the Proponent owns no more than 100 shares of the Company's common stock.

The staff stated in Staff Legal Bulletin No. 14 (July 13, 2001) that, in determining whether a proponent has held at least $2,000 in market value of a company's voting securities, the value of the securities will be determined by reference to the highest selling price of the securities during the 60 days prior to the submission of the proposal. The Company's common stock is traded on the New York Stock Exchange ("**NYSE**"). The NYSE advised the Company that, in the 60 days preceding the submission of the Proposal, the highest selling price of the Company's common stock on the NYSE was $7.96. Accordingly, to meet the market value ownership threshold of Rule 14a-8(b), the Proponent must have held at least 252 shares of the Company's common stock for one year as of December 18, 2009. The Company has more than 332 million shares of common stock outstanding. Accordingly, to meet the 1% ownership threshold of Rule 14a-8(b), the Proponent must have held more than 3 million shares of the Company's common stock for one year as of December 18, 2009.

The Broker Letter does not establish that the Proponent has continuously owned sufficient shares of the Company's common stock to meet either the $2,000 market value or 1% ownership requirements. Therefore, the Proponent has failed to meet the eligibility requirements of Rule 14a-8(b).

The Company has satisfied the procedural notice requirements to exclude the Proposal

If a shareholder submits a proposal and fails to provide adequate proof of ownership, Rule 14a-8(f)(l) permits the company to exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

The Company transmitted to the Proponent within 14 days of receipt of the Proposal the December 22 Letter advising the Proponent of his failure to provide proof of ownership. The Proponent's response was sent to the Company within 14 days of receipt of the December 22 Letter, but it failed to establish the Proponent's eligibility to submit the Proposal. In its January 4 Letter, the Company again informed the Proponent that he had failed to provide the required proof of stock ownership, even though neither Rule 14a-8, nor any staff precedent under Rule 14a-8, requires a company to give a proponent additional notice of a procedural deficiency. The Proponent did not submit proof of ownership of the requisite number of shares under Rule 14a-8(b).

CONCLUSION

The Company believes that the Proposal and Supporting Statement may be omitted from its 2010 Proxy Materials in accordance with Rules 14a-8(b) and 14a-8(f) because the Proponent has not satisfied, and cannot timely satisfy, the eligibility requirements of Rule 14a-8. The Company therefore intends to exclude the Proposal and Supporting Statement.

Based upon the foregoing, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal and Supporting Statement from the 2010 Proxy Materials.

The Company would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If the Company can be of any further assistance in this matter, please do not hesitate to call me at (817) 963-3598.

In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits only to the Company.

Very truly yours,



Kenneth W. Wimberly
Corporate Secretary

Attachments

cc: John Chevedden, Redondo Beach, California

Index of Exhibits

Exhibit	Description
A	Proposal and Supporting Statement and related correspondence
B	Correspondence with Company's stock registrar about record ownership
C	Company's Letter to Proponent (December 22, 2009) and evidence of delivery
D	Letter from Fidelity Investments about Proponent's share ownership (December 30, 2009)
E	Company's Letter to Proponent (January 4, 2010) and evidence of delivery

Exhibit A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Gerard J. Arpey
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155

Rule 14a-8 Proposal

Dear Mr. Arpey,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

December 18, 2009
Date

cc: Kenneth Wimberly <Kenneth.Wimberly@aa.com>
Corporate Secretary
PH: 817 963 3598
FX: 817-967-2937
FX: 817-967-4162
Connie Haas <connie.haas@aa.com>
PH: 817-967-1253
FX: 817-967-4313

[AMR: Rule 14a-8 Proposal, December 18, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that multiple small shareowners can combine their holdings to equal the above 10% threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board, and that shareholders will have no less rights at management-called special meetings than management has at shareholder-called special meetings to the fullest extent permitted by law.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

The purpose of this proposal is not to prompt a useless shareholder vote on this topic. Such a vote could lead to at least two opposite interpretations. Under this distress circumstance against-votes on this popular topic could be interpreted as rejection of our management's strategy to give shareholders a meaningless vote on its weak version of this proposal topic in order to dodge a vote on a more serious version of this same proposal topic.

Shareholders would also be deceived because when shareholders are given an opportunity to vote on a topic, they naturally believe that this enhances their rights. However if shareholders are given the opportunity to vote on a weak management version of this topic in order to prevent them from voting on a stronger shareholder proposal on this same topic, the shareholders who learn of this context may view this as a subtraction from their rights.

This proposal topic also won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

This proposal topic, to give holders of 10% of shareowners the power to call a special shareowner meeting, won 55%-support at Time Warner (TWX) in 2009 even after TWX adopted a 25%-threshold for shareowners to call a special meeting.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Exhibit B


AST
American Stock Transfer
& Trust Company, LLC

Operations Center
6201 15th Avenue
Brooklyn, NY 11219
www.amstock.com
(877) 390-3077

December 22, 2009

KENNETH W WIMBERLY
CORPORATE SECRETARY
AMR CORPORATION
4333 AMON CARTER BLVD, MD 5675
FT. WORTH TX 76155

Ref: JOHN CHEVEDDEN
Company: AMR CORPORATION

Dear Mr. Wimberly:

We have received your request to have account information provided to you for any and all AMR Corporation accounts in our database registered to John Chevedden.

Please be advised that, using the information that provided to us, we were unable to locate an account, active or otherwise that is registered to John Chevedden. Please note, if the shares are held with a broker and are not registered in his individual name, we suggest contacting the broker directly.

We trust the above information is helpful; however, should there be any additional questions or concerns, please contact me via email at twebb@amstock.com or at (877)-777-0800 ext. 7824.

It was our pleasure assisting you in this matter.

Sincerely,



Thomas Webb
Shareholder Services

<u>Exhibit C</u>



December 22, 2009

Via Federal Express and
Email *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Special Shareholder Meetings Shareholder Proposal for AMR Corporation 2010 Annual Meeting

Dear Mr. Chevedden:

This letter acknowledges that we received on December 18, 2009 your letter, which submits a shareholder proposal for the 2010 annual meeting of shareholders of AMR Corporation.

We anticipate that our annual meeting will be held on May 19, 2010, and that we will mail our proxy materials on or around April 23, 2010. To be eligible to have your shareholder proposal included in the company's proxy statement, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b) of Regulation 14A under the Securities Exchange Act of 1934. I have attached to this letter the full text of that rule for your ease of reference.

Rule 14a-8(b) says that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. Rule 14a-8(b) also says that you must continue to hold those securities through the date of the meeting.

We were not able to confirm with the company's stock transfer agent and registrar, American Stock Transfer & Trust Company, that you hold any shares of the company's common stock. Although we appreciate your interest in the company, we require all shareholders to satisfy the SEC's rules when submitting shareholder proposals for inclusion in the company's proxy statement. You must, therefore, provide us with: (i) confirmation that you have continuously held for at least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting, and (ii) a written statement that you intend to continue to hold all of those securities through the date of the meeting of shareholders.

According to Rule 14a-8(f) of Regulation 14A, you must provide those confirmation materials to us within 14 days after you receive this letter. If we do not receive the materials within that time, we intend to exclude your proposal. We may, in any case, later decide to seek to exclude your proposal on other grounds. If so, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,



Kenneth W. Wimberly
Corporate Secretary

Attachment

Proxy Rule 14a-8(b)

a. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Pages 16 through 17 redacted for the following reasons:
- -

Exhibit D



National Financial Services, LLC
Operations and Services Group
500 Salem Street OS2S, Smithfield, RI 02917

Post-it® Fax Note 7671	Date 12-30-09	# of pages ▶
To Kenneth Kimberly	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 817-967-4313	Fax #	

December 30, 2009

John R. Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no less than 100.000 shares in each of the following securities since January 1, 2008:

Position	CUSIP	Position	CUSIP
AMR Corp.	001765106	Pep Boys Manny Moe & Jack*	713278109
Continental Airlines Inc.	210795308	Priceline.Com. Inc.	741503403
Northrop Grumman Corp.	666807102	Raytheon Co.	755111507

*Mr. Chevedden has continuously owned at least 150,000 shares of this company since January 1, 2008

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W480480-29DEC09

Exhibit E



January 4, 2010

Via Federal Express and

*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Special Shareholder Meetings Shareholder Proposal for AMR Corporation 2010 Annual Meeting

Dear Mr. Chevedden:

We received your fax of December 30, 2009, which transmitted a letter from Fidelity Investments about your beneficial ownership of securities in several companies. The letter indicates that you own "no less than 100.000 shares" of each of those companies' securities.

As I explained in my letter to you dated December 22, 2009, in order to be eligible to have your shareholder proposal included in AMR Corporation's proxy statement pursuant to Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, you must demonstrate that you meet the ownership requirements of Rule 14a-8(b). For your ease of reference, I have attached to this letter another copy of Rule 14a-8(b).

Unfortunately, we are not able to determine from the Fidelity Investments letter the exact number of shares of AMR Corporation common stock that you own, nor whether you own a number of shares that meets the Rule 14a-8(b) ownership requirements. The letter indicates that you own "no less than 100.000 shares" of AMR Corporation's common stock. The letter does not, however, indicate whether you own exactly 100 shares or some number more than 100 shares. If you own exactly 100 shares of AMR Corporation's common stock, then you are not eligible to have your proposal included in the company's proxy statement for its 2010 annual meeting of stockholders, based on the percentage and value represented by those 100 shares.

Please provide us with a written statement from the record holder of your AMR Corporation common stock verifying the exact number of those shares that you held at the time you submitted your proposal. That written statement must also verify that you continuously held those securities for at least one year before the date that you submitted your proposal. You also must provide us with written confirmation that you intend to continue to hold through the date of AMR Corporation's 2010 annual meeting of stockholders a number of those shares that meets the requirements of Rule 14a-8(b). Your response must be postmarked or transmitted electronically not later than tomorrow, January 5, 2010, which is 14 days after the date you received via electronic transmission my letter dated December 22, 2009.

This notification addresses only the ownership requirements of Rule 14a-8(b). We are not addressing or waiving any other deficiencies in your proposal that may exist under Rule 14a-8. If we decide to seek to exclude your proposal on other grounds, after you have established your eligibility to submit a proposal, we will inform you of our reasons in accordance with the SEC's regulations.

Very truly yours,



Kenneth W. Wimberly
Corporate Secretary

Attachment

Proxy Rule 14a-8(b)

a. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Pages 24 through 25 redacted for the following reasons:
- -